Pamela A. Long
Assistant Director
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

March 8, 2019

Re:	StartEngine Crowdfunding, Inc.

Offering Statement on Form 1-A/A
File No. 024-10862

Dear Ms. Long:

On behalf of StartEngine Crowdfunding, Inc. I hereby request qualification of the above-referenced offering statement at 4pm Eastern time on March 11, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Howard Marks

Howard Marks

Chief Executive Officer

of StartEngine Crowdfunding, Inc.